July 8, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention: Christian Windsor

Re:    First Mid-Illinois Bancshares, Inc.
Registration Statement on Form S-4
Filed June 13, 2016
File No. 333-212000

Dear Mr. Windsor:
We are in receipt of your comment letter dated June 30, 2016 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2016 by First Mid-Illinois Bancshares, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”). We are also providing via courier two copies of Amendment No. 1, and two copies of each Amendment No. 1 marked to show changes to the Registration Statement filed on June 13, 2016. Please note that the pagination in Amendment No. 1 has changed as a result of the typesetting process.
Prospectus Cover Page

1.
Please revise your first paragraph to disclose the adjustments that may be made to the merger consideration. Please tell us how, in the event that First Mid-Illinois’ share price fell by more than 25% and First Mid-Illinois chose to increase the exchange ratio, those shares would be registered under the Securities Act of 1933.

The Company’s Response:
The disclosure in the first paragraph of the prospectus cover page has been revised in response to the Commission’s comment.
Should the Company choose to increase the exchange ratio under such a scenario, the Company proposes to register any additional shares under the Securities Act of 1933 pursuant to either a pre-effective amendment or a post-effective amendment pursuant to Rule 462(b).

July 8, 2016

2.	Please disclose the total merger consideration as of the date that the merger was announced. Please make corresponding revisions throughout your prospectus.
The Company’s Response:
The disclosure on the prospectus cover page and throughout the prospectus has been revised in response to the Commission’s comment.
Questions and Answers About The Merger
Is the merger consideration subject to adjustment, page 2

3.
Revise your disclosure, in this subsection and throughout the prospectus to disclose First Clover Leaf’s consolidated stockholders’ equity as of a recent date. Please make corresponding revisions throughout your prospectus.

The Company’s Response:
The disclosure on page 2 and throughout the prospectus has been revised in response to the Commission’s comment.
The Merger
Opinion of Raymond James & Associates, Inc.
Additional Considerations, page 59

4.
Please revise your disclosure to quantify the fees that First Clover Leaf paid or will pay Raymond James for its investment banking and advisory services, as required by Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

The Company’s Response:
The disclosure on page 59 has been revised in response to the Commission’s comment.
Opinion of FIG Partners, LLC, page 61

5.
Please revise your disclosure to quantify the fee that you will pay FIG for its financial advisory services in connection with the merger and rendering its fairness opinion. Please also quantify the compensation that FIG has received from you for the services it has provided during the prior two years.

The Company’s Response:
The disclosure on page 62 has been revised in response to the Commission’s comment.

July 8, 2016

Interests of certain persons in the merger
Post-Merger Compensation Arrangements with First Mid, page 72

6.
We note that you expect to continue to engage in discussions with executive officers and directors of First Clover Leaf regarding potential roles with the combined company. Please update us on the status of those discussions and, as appropriate, disclose all material interests of these individuals in your registration statement.

The Company’s Response:
First Mid is discussing with Lisa R. Fowler and Dennis M. Terry retaining such individuals as at-will employees following the consummation of the merger. It is currently not contemplated that either of such individuals would enter into a new employment agreement prior to the consummation of the merger and, although there is a potential that either of such individuals could enter into new employment agreements with First Mid following consummation of the merger, the terms of any such employment agreement have not been negotiated at this time.
Material U.S. Federal Income Tax Consequences of the Merger, page 76

7.
Revise this section to clarify that both Schiff Harden and Barack Ferrazzano have executed opinions that are included with this registration statement that the merger will qualify as reorganization under Section 368(a) of the Code. Make appropriate revisions to your disclosure on page 11.

The Company’s Response:
This section and the disclosure on page 11 have been revised in response to the Commission’s comment.
______________
As requested by the Commission’s letter, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (217) 258-9520 should you have any questions regarding our responses or any related matters.

July 8, 2016

Sincerely,

First Mid-Illinois Bancshares, Inc.
By:
Title:    Chairman, President and Chief Executive Officer